                                                                   EXHIBIT 15.1

CLASS A
DISTRIBUTION PLAN
OF
VAN KAMPEN AMERICAN CAPITAL U.S. GOVERNMENT TRUST FOR INCOME


Section 1. Van Kampen American Capital U.S. Government Trust For Income (the "Fund") may act as a distributor of any shares of any series of any Portfolio ((herein called) into which the Fund's assets have been divided that are designated as "Class A shares", pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act"), according to the terms of this Distribution Plan (the "Plan"). (The term "Shares" shall be used to refer to Class A shares of any series of any Portfolio of the Fund).

Section 2. The Fund may incur as a distributor of Shares, expenses of up to twenty-five one-hundredths of one percent (0.25%) per annum of the average daily net assets of the Portfolio to which those Shares relate.

Section 3. Amounts set forth in Section 2 may be expended when and if authorized in advance by the Fund's Trustees. Such amounts may be used to finance any activity which is primarily intended to result in the sale of the Fund's Shares or the retention of Shares by investors, including but not limited to, expenses of organizing and conducting sales seminars, printing of prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, supplemental payments to dealers under a dealer incentive program to be established by Van Kampen American Capital Distributors, Inc. ("VKAC") as the Fund's Distributor in accordance with
Section 4, and the costs of administering such a program. All amounts expended pursuant to the Plan shall be paid to VKAC. VKAC shall be required to use such amounts exclusively to finance those activities set forth in Sections 3 and 4 of the Plan.

Section 4. (a) Amounts expended by the Fund under the Plan shall be used primarily for the implementation by VKAC of a dealer incentive program and to pay the cost of administering the calculation of payments under such program.

(b) Pursuant to this program, VKAC may enter into agreements ("Servicing Agreements") with such broker/dealers ("Dealers") as may be selected from time to time by VKAC for the provision of distribution assistance in connection with the sale of Shares to the Dealers' clients and customers ("Customers") and for the provision of administrative support services to Customers who may from time to time directly or beneficially own Shares. The distribution assistance and administrative support services to be rendered by Dealers under the Servicing Agreements may include, but shall not be limited to, the following: distributing sales literature; answering routine Customer inquiries concerning the Fund; assisting Customers in changing dividend options, account designations and addresses, and in enrolling into the pre-authorized check plan, systematic withdrawal plan or any of several tax sheltered retirement plans offered in connection with the purchase of Shares; assisting in the establishment and maintenance of Customer accounts and records and in the processing of purchase and redemption transactions; investing dividends and capital gains distributions automatically in Shares and providing such other information and services as the Fund or the Customer may reasonably request.

Section 5. This Plan shall not take effect with respect to any Portfolio until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares of that Portfolio.

Section 6. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Fund and (b) those Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on this Plan or such agreements.

Section 7. Unless sooner terminated pursuant to Section 9, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 6.

Section 8. VKAC shall provide to the Fund's Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended under the Plan and the purposes for which such expenditures were made.

Section 9. This Plan may be terminated with respect to any Portfolio at any time by vote of a majority of the Disinterested Trustees, or by vote of a majority of the outstanding Shares of that Portfolio.

Section 10. Any agreement related to this Plan shall be in writing, and shall provide:

(a) That such agreement may be terminated with respect to any Portfolio at any time on not more than sixty days' written notice to any other party to the agreement, without payment of any penalty, by vote of a majority of the Disinterested Trustees, or by a vote of the outstanding Shares of that Portfolio; and

(b) That such agreement shall terminate automatically in the event of its assignment.

Section 11. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 2 hereof unless such amendment is approved in the manner provided in Section 5 hereof, and no material amendment to the Plan shall be made unless approved in the manner provided for in Section 6 hereof.

Section 12. The execution of this Plan has been authorized by the Fund's Trustees and by the sole shareholder of the Class A shares of each Portfolio. This Plan is executed on behalf of the Fund or the Trustees of the Fund as Trustees and not individually and that the obligations of this Plan are not binding upon any of the Trustees, officers or shareholders of the Portfolios of the Fund individually but are binding only upon the assets and property of the Fund. The obligations of each Portfolio hereunder are several and not joint, and any claim hereunder against any Portfolio shall look only to the assets of that Portfolio to satisfy such claim. A Certificate of Trust in respect of the Fund is on file with the Secretary of the State of Delaware.

VAN KAMPEN AMERICAN CAPITAL U.S. GOVERNMENT TRUST FOR INCOME

By:    /s/ NORI L. GABERT
       ______________________
Name:  Nori L. Gabert
Its:   Vice President

Plan effective as of: August 5, 1995



                                        3